

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

October 20, 2009

Via U.S. Mail

Mr. Andre Zeitoun
Chief Executive Officer
Atlas Mining Company
110 Greene Street, Suite 101
New York, NY 10012

      Re: Atlas Mining Company
              Preliminary Schedule 14A
              Filed August 27, 2009, as revised September 1, 2009
              File No. 0-31380

Dear Mr. Zeitoun

      We have completed our review of your Preliminary Schedule 14A and have no further comments at this time.

              Sincerely,

              H. Roger Schwall
              Assistant Director

cc: Via Facsimile

      William Gleeson
      206.370.6071